TriniCorp, Inc.
Statement of Changes in Shareholders' Equity
From May 1, 2018 (Inception) to December 31, 2018
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, May 1, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Sale of shares	5,250,000	53	34,244		34,297
SAFE Agreement			10,000		10,000
Net loss				(28,426)	(28,426)
Balance, December 31, 2018	5,250,000	$ 53	$ 44,244	$ (28,426)	$ 15,871